Exhibit 6.7

                                LICENSE AGREEMENT

    This License Agreement ("Agreement"), entered into as of this 28th day of January, 1997 by and between NexMed International Limited, a British Virgin Island corporation, with a principal place of business at Unit 3001, 30F, No.9 Queen's Road Central, Central, Hong Kong ("NexMed") and Lotus Medical Supply, Inc., a company organized under the laws of Taiwan with a principal place of business at 7F-I, No. 200 Fu-Hsing S. Road, Section 1, Taipei, Taiwan, R.O.C. ("Lotus").

    WHEREAS, NexMed is a medical and pharmaceutical technology company with a focus on the development and commercialization of, among other things, topical treatment products based on a penetration enhancement technology; and

    WHEREAS, NexMed has developed and is the proprietary owner of the NexMed Know-How (as defined below) relating to the use of Penetration Enhancement Ingredients in conjunction with Compound A (as defined below); and

    WHEREAS, Lotus desires to secure certain rights with respect to making, using and selling certain products incorporating such Know-How.

    NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, Lotus and NexMed agree as follows:

                                 I. DEFINITIONS

    1.01 "Affiliate" shall mean, with respect to either party, any individual or any legally-distinct corporation, firm or other form of business organization, which directly or indirectly owns, controls, is controlled by, or is under common control with, a party hereto. An entity shall be regarded as being in control of another entity if the former entity has the direct or indirect power to order or cause the direction of the policies of the other entity, whether through ownership of fifty percent (50%) or more in the United States or thirty percent (30%) or more outside the United States of the outstanding voting securities of that entity, through other dominant equity ownership, or by contract, statute, regulation, or otherwise.

     1.02 "Agreement Year" shall mean the twelve month period ending on an anniversary of the Approval Date.

     1.03 "Application for Approval" shall mean all submissions related to investigational use of the Licensed Product (such as an IND for the Licensed Product filed with the FDA or the equivalent filing with a Regulatory Authority in the Territory) and all submissions related to marketing approval (such as an NDA or equivalent filing).

     1.04 "Clinical Trials Program" shall have the meaning set forth in
Section 3.02 hereof.

     1.05 "Combination Product" shall have the meaning set forth in Section
4.03 hereof.

     1.06 "Compound A" shall mean alprostadil.

     1.07 "Dollars" means lawful currency of the United States of America.

     1.08 "Exclusive" shall mean, when used in connection with a specific grant of a license hereunder, that (except to the extent such rights are specifically retained herein) the granting party shall have no further right in the Territory, for so long as such grant remains effective, to manufacture, sell or use the Licensed Product or to grant to third parties any license in connection with the manufacture, use or sale of the Licensed Product in the Territory.

     1.09 "FDA" shall mean the United States Food and Drug Administration or any successor Regulatory Authority in the United States.

     1.10 "Field" shall mean the development and commercialization of therapeutic products based on proprietary delivery systems including topical treatment products based on a penetration enhancement technology which may enable the active drug/ ingredient to be better absorbed through the skin.

     1.11 "Indication for Use" shall mean male erectile dysfunction or such other indication for use as NexMed and Lotus may agree.

     1.12 "IND" (Investigational New Drug Application) means an application for an "Investigational Exemption for a New Drug" filed with a Regulatory Authority (as defined below).

     1.13 "Know-How" shall mean any and all technical data, drawings, documentation, and other information, including information disclosed in an issued patent or patent application. Know-How relating to the Field, which is owned by NexMed as of the date hereof or is independently generated, acquired or licensed, with the right to sublicense, by NexMed during the term of this Agreement is referred to herein as "NexMed Know-How."

     1.14 "NDA" (New Drug Application) shall mean an application submitted to a Regulatory Authority, which contains all necessary details of the manufacture and testing of a new drug, for purposes of obtaining regulatory approval to market such new drug in such country or region, for a particular indication.

     1.15 "Net Sales" shall mean the gross amount invoiced by Lotus or any sublicensee of Lotus for arm's-length sales of Licensed Product to a third party or parties which are not Affiliates of Lotus, after deducting, if not already deducted in the actual amount invoiced, normal and customary trade discounts actually allowed, returns and credits. No deduction from the invoice price shall be taken for any other costs, including taxes, transportation, insurance and postage charges, in computing Net Sales except that separately billed or invoiced transportation costs, sales taxes and value added taxes shall not be included in the computation of Net Sales, except that the Value Added Tax ("VAT") required by the Taiwanese government will be deducted from the gross amount. The current VAT is 5%, and may vary from time to time.

     1.16 "Licensed Product" shall mean any pharmaceutical formulation containing Compound A, either now known or hereafter developed which utilizes or incorporates NexMed Know-How and which is/are intended and promoted for treatment of the Indication for Use in humans.

     1.17 "Person" shall mean any individual, estate, trust, partnership, joint venture, association, firm, corporation, company, or other legal entity.

     1.18 "Pre-Clinical Development Program" shall have the meaning set forth in Article II hereof.

     1.19 "Penetration Enhancement Ingredient" shall mean all ingredients either now known or hereafter developed by NexMed or using NexMed Know-How that enhances the performance and absorption of Compound A.

     1.20 "Proprietary Information" shall have the meaning set forth in
Section 3.04(a) hereof.

     1.21 "Reimbursement Price" shall mean the price for the Licensed Product as approved by the Taiwan National Health Insurance Bureau.

     1.22 "Regulatory Authority" shall mean the agency, if any, of the national government within the Territory with which the Licensed Product must be registered or by which the Licensed Product must be approved prior to manufacture, use or sale in the Territory.

     1.23 "Sale" or "Sold" shall mean the transfer for value (cash and/ or otherwise) in an arm's-length transaction of a Licensed Product in the Territory by Lotus, Lotus Affiliate, or Lotus sublicensee to a nonaffiliated third-party distributor, agent or end user after obtaining all necessary government approvals applicable to such sale. Sales shall be accounted for when shipped, and credits and refunds shall be accounted for when booked by Lotus in accordance with Lotus's standard accounting practices.

    1.24 "Territory" shall mean Taiwan.

                      II. PRE-CLINICAL DEVELOPMENT PROGRAM

    Pursuant to the terms and conditions contained herein, Lotus and NexMed shall equally share (on a full cost, no profit basis) the total costs of pre-clinical and other development programs in the Territory for the Licensed Product (such programs hereinafter collectively referred to as the "Pre-Clinical Development Program", even though they may continue during the period of clinical trials). Such costs shall include all costs incurred by NexMed, including but not limited to all costs of developing the drug master file included in the Pre-Clinical Development Program, costs of developing good manufacturing practices for the Licensed Product, costs of manufacturing initial quantities of the Licensed Product for clinical trials, the costs of all necessary animal studies and trials and the costs of any other development work.

                 III. CLINICAL TRIALS AND REGULATORY APPROVALS

    3.01  FUNDING OF REGULATORY APPROVALS.

         (a) Lotus shall be responsible for obtaining regulatory approvals for investigational use and marketing of the Licensed Product from the Regulatory Authorities in the Territory and shall use its best efforts to conduct all pre-clinical and clinical trials as rapidly as possible and to seek all necessary regulatory approvals. Lotus shall pay or cause the payment of all costs and expenses necessary to obtain each such approval, including all costs of human clinical trials and all costs of filing each Application for Approval.

          (b) Upon determination by NexMed that sufficient data has been compiled to permit filing of an Application for Approval for the Licensed Product in the Territory, Lotus shall promptly prepare and file such Application for Approval with the Regulatory Authority in the Territory. Each Application for Approval filed by Lotus shall be filed in the name of Lotus. Lotus shall supply to NexMed for approval, not less than 30 days prior to filing, copies and an English language translation of every Application for Approval to be filed and each document submitted in connection therewith. Lotus shall also provide evidence of filing within 30 days thereafter, and Lotus will keep NexMed informed regarding the status of each such application. NexMed shall wherever practical be given notice of, and a right to participate in, all meetings and discussions with Regulatory Authorities. NexMed shall have joint ownership wherever practical of all submissions regardless of the particular name in which the submissions are made. In the event this Agreement terminates (other than because of the breach by NexMed) or expires prior to the marketing of the Licensed Product, Lotus shall assign or otherwise cooperate in transferring to NexMed Lotus's rights under any Applications for Approval filed by it or any approval granted pursuant thereto and NexMed shall have the right to take over all of the contracts relating to (and the results of) all then existing animal studies, other work encompassed by and under the Pre-Clinical Development Program and all clinical trials.

         (c) NexMed shall be given a permanent and irrevocable right of reference to all regulatory submissions filed with any Regulatory Authority by Lotus or under its auspices and Lotus shall (where required to be effective) notify said Regulatory Authorities of such right.

    3.02 CLINICAL TRIALS. Unless otherwise specifically agreed by the parties, Lotus shall conduct, manage and pay for all clinical trials. Such clinical trials shall hereinafter be referred to as the "Clinical Trials Program".

    3.03  GRANT AND TERM OF LICENSES.

         (a) NexMed hereby grants to Lotus the Exclusive right and license (including the right to grant sublicenses) to make, have made, use and sell the Licensed Product solely for human therapeutic uses throughout the Territory, as and to the extent such activities are permitted to be conducted in the Territory.

         (b) Subject to the provisions of Section 4.05 hereof and Article XII (Term and Termination), the grant of rights by NexMed to Lotus hereunder with respect to the Licensed Product shall continue in the Territory until the earliest of such time as Lotus relinquishes its rights to sell the

Licensed Product in the Territory, until any necessary regulatory approval is withdrawn or lapses in the Territory or until this Agreement is terminated.

         (c) Lotus shall not grant any sublicense pursuant to its right to grant sublicenses hereunder, unless prior to the effectiveness of such grant Lotus provides NexMed with Lotus's written guarantee that any sublicensee shall fulfill all of Lotus's obligations under this Agreement, including without limitation maintenance of all books and records required hereunder. No such sublicense shall grant any right to grant further sublicenses. Royalties payable under Article IV hereof shall be computed on the basis of Net Sales by all such sublicensees and not on the basis of payments made by sublicensees to Lotus.

    3.04 AVAILABILITY OF INFORMATION. Subject always to the obligations set forth in Article V herein to maintain such information confidential, so long as this Agreement remains in effect,

         (a) all Know-How and all other information and materials related to the development, manufacture, sale or use of a Licensed Product ("Proprietary Information") shall be furnished by each party to the other, and significant technical and other data and submissions shall furnished in the English language; and

         (b) all Proprietary Information shall be owned by NexMed or assigned by Lotus to NexMed. All Proprietary Information shall be made equally available to each of the parties, subject to any obligation by which a party is contractually bound at the time of acquiring Proprietary Information from a third party, not to disclose such Proprietary Information.

    3.05 DILIGENT EFFORTS. Upon filing of any Application for Approval with any Regulatory Authority to make, use or sell the Licensed Product in the Territory, Lotus shall use diligent, good faith, commercially reasonable efforts (including, where appropriate, conducting, or causing to be conducted, clinical trials) to obtain regulatory approvals and, once obtained, to commercially exploit the Licensed Product.

                      IV. LICENSE FEE AND ROYALTY PAYMENTS

    4.01 INITIAL LICENSE FEE. As consideration for the licenses and rights granted in this Agreement, Lotus shall pay the following amounts:

         (a) an initial license fee to NexMed of Fifty Thousand U.S. Dollars (US$50,000) for the rights granted herein, payable in full upon execution of this Agreement, which amount shall be non-refundable; and

         (b) Fifty Thousand U.S. Dollars (US$50,000) (the "Royalty Prepayment") upon the date ("Approval Date") which is the earlier to occur of
(i)the receipt of both (A) regulatory approval in the Territory of the Licensed Product and (B) approval of the Reimbursement Price or (ii) the Royalty Pre-Payment Date. The Royalty Pre-Payment Date shall be two (2) years from the Pre-Clinical Approval Date; provided, however, that (x) if at the 2-years post Pre-Clinical Approval Date, Lotus has completed at least one (1) satisfactory Pivotal Clinical Study (as defined below) in the Territory and filed its results with the Regulatory Authority, the Royalty Pre-Payment Date shall be extended to two (2) additional years or four (4) years from the Pre-Clinical Approval Date; and (y) if at the 4-years post Pre-Clinical Approval Date, Lotus has completed at least one (1) additional satisfactory Pivotal Clinical Study in the Territory and filed its results with the Regulatory Authority, the Royalty Pre-Payment Date shall be further extended to one (1) additional year or five (5) years post Pre-Clinical Approval Date. The "Pre-Clinical Approval Date" shall mean the date that Lotus has received regulatory approval to go ahead with proposed clinical studies in the Territory, based on the pre-clinical data base provided by NexMed and/or results of, if any, additional pre-clinical work required to be conducted in the Territory. The "Pivotal Clinical Study" shall mean an essential clinical study with its protocol pre-approved by the Regulatory Authority that serves as a partial requirement in order to receive marketing approval in the Territory. The foregoing is subject to the obligation of Lotus to use its best efforts to cause the occurrence of the Pre-Clinical Approval Date.

    The Royalty Pre-Payment shall be credited against royalties due to NexMed during the first Agreement Year, including any minimum royalty payments for that year as specified in Section 4.02(b)(i) hereof.

    4.02  ROYALTY PAYMENTS; RATE; MINIMUM ROYALTY PAYMENTS.

         (a) Royalties on Net Sales shall be paid by Lotus to NexMed within five (5) business days after the end of each month in which such Net Sales are made. All payments shall be accompanied by a statement, certified to be accurate by Lotus, of Net Sales of the Licensed Product by Lotus and each of its Affiliates and permitted sublicensees during the preceding month. Such statements shall show all royalties paid since the commencement of the current Agreement Year, the quantity, description and gross sales price, itemized deductions from gross sales price and net sales price of each Licensed Product that was distributed and/or sold by Lotus and each of its Affiliates and sublicensees during the preceding month, the quantity returned (if any) during the preceding month and the amount of royalty due. Such statements shall be furnished to NexMed by Lotus whether or not any Licensed Product has been sold during the month in which such statements are due.

         (b) Lotus shall pay, or in the case of Sales by Lotus Affiliate(s) and/or sublicensee(s), cause such Lotus Affiliate(s) and/or sublicensee(s) to pay, to NexMed royalties on Net Sales by Lotus, Lotus Affiliate, or Lotus sublicensee, of eighteen percent (18%) of Net Sales (the "Royalty Rate"). In no event shall any such royalty payment be less than the following:

              (i) For each of the first and second Agreement Years, One Hundred Thousand U.S. Dollars (US$100,000);

              (ii) For each of the eight successive Agreement Years, the lesser of (A) Two Hundred Thousand U.S. Dollars (US$200,000) or (B) Six Million New Taiwan Dollars (NTD6,000,000).

         (c) Except for Royalty Pre-Payments, in no event shall any amounts payable in any Agreement Year be credited to any payments due and payable in any other Agreement Year.

    4.03 COMBINATION PRODUCTS. No Licensed Product shall be sold in combination with any other product or ingredient without the express prior written consent of NexMed. In the event that NexMed consents to sales of the Licensed Product in a fixed combination ("Combination Product") with one or more products or active therapeutic ingredients not subject to this Agreement ("Other Items"), the invoice price of such Combination Product shall be set by Lotus in good faith, and Net Sales of the Licensed Product included in the Combination Product shall be determined using the following formulae:

         (a) If the Licensed Product and Other Items contained in the combination are available separately, the Net Sales for purposes of calculating royalty payments will be the result obtained by multiplying the Net Sales of the Combination Product by the fraction A/A+B, where A is the invoiced price of the Licensed Product in the Combination Product, and B is the invoiced price of all Other Items in the Combination Product.

         (b) If the Combination Product includes Other Items which are not sold separately (but the Licensed Product contained in the Combination Product is available separately), the Net Sales for purposes of calculating royalty payments will be the result of multiplying the Net Sales of the Combination Product by the fraction A/C, where A is as defined above and C is the invoiced price of the Combination Product.

         (c) If neither the Licensed Product nor the Other Items contained in the Combination Product are sold separately, or if only the Licensed Product is not sold separately, Lotus shall, in good faith, propose the percentage of the revenue from such Combination Product that is attributable to the Licensed Product. Unless Lotus receives written objection from NexMed to such proposal within 45 days following Lotus' receipt of such proposal, then the revenue so attributed to the Licensed Product shall be the Net Sales for the purposes of Section 4.02 hereof. In the event NexMed objects to Lotus's proposal, Lotus and NexMed agree to negotiate in good faith to reach a mutually acceptable determination and Lotus shall not market such Combination Product unless and until such a determination is reached.

    4.04 WITHHOLDINGS. All amounts of royalties payable by Lotus pursuant to this Section 4.04 shall be paid in Dollars without deducting therefrom any tax, duty, charge, conversion or remittance fee, commission, discount or other fee payable in respect of such royalty payment, other than taxes specified in the next following sentence. Any and all taxes levied by a proper taxing authority required to be withheld by Lotus or its sublicensees on account of royalties accruing to NexMed under this Agreement may be deducted from such royalty payment provided that (i) such amount is promptly paid for and on behalf of NexMed to the appropriate tax authorities, and (ii) Lotus furnishes NexMed with official tax receipts or other appropriate evidence of payment issued by the appropriate tax authorities. If any tax, however denominated (other than a withholding tax on Lotus or sublicensee royalties), is levied against NexMed solely because of the presence of a Lotus facility or because Lotus is doing business in the Territory, then Lotus shall pay such tax without deduction from such royalty payment. Receipt or acceptance by NexMed of any statement furnished pursuant to this Agreement or of any sum paid hereunder (or the cashing of any royalty checks paid hereunder) shall not preclude NexMed from questioning the correctness thereof at any time, and in the event that any inconsistency or mistake (including the improper withholding of tax) is discovered in such statements or payments, it shall immediately be rectified and the appropriate payment made by Lotus.

    4.05 EXPLOITATION OF THE LICENSED PRODUCT. Lotus agrees to promote, exploit and market the Licensed Product (where appropriate regulatory approval has been obtained) through its manufacturing, marketing and sales activities, using good faith, diligent, commercially reasonable efforts, as more specifically set forth herein. Failure by Lotus to meet its obligations under this Section 4.05 in the Territory shall be grounds for NexMed to terminate the license granted in Section 3.03 hereof.

    4.06  NON-DOLLAR SALES.

    For purposes of determining the amount of royalties due on Net Sales pursuant to Section 4.02 hereof, where Lotus or any sublicensee receives payment in a currency other than Dollars, the amount of Net Sales in such currency shall be converted into Dollars at the prevailing commercial rate of exchange for purchasing Dollars with such foreign currency as quoted by Citibank, N.A. in New York on the last business day of the month for which the relevant royalty payment is to be made by Lotus.

    4.07 RECORDS. Lotus shall (and shall cause, its Affiliates or sublicensees to) keep complete and accurate books and records relating to their respective sales of the Licensed Product, in sufficient detail to allow the royalties accruing hereunder to be accurately determined. Each of such persons shall preserve such books and records for a period of six years following the date of any statement delivered hereunder. NexMed (or its duly authorized representatives) shall have the right at its own expense from time to time during the term of this Agreement until the expiration of said six-year period to inspect the relevant records of Lotus or such Affiliate or sublicensee in order to verify such report or statement. Lotus and such Affiliate or sublicensee shall make its records available for such inspection during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from NexMed to the extent reasonably necessary to verify the accuracy of the reports and payments required hereunder. NexMed agrees to hold strictly confidential all such records and information, other than the total amounts of royalties paid, and all information learned in the course of any audit or inspection hereunder, except to the extent that it is necessary for NexMed to reveal such information order to enforce any rights it may have under this Agreement or if disclosure is required by law (subject to the restrictions on publicity without consent set forth under the provisions of Section 5.02 hereof). The failure of NexMed to request verification of any report or statement during said six-year period shall be considered acceptance of the accuracy of such report. If the audit reveals an error in NexMed's favor which is greater than five percent (5%) of the amount of royalties due to NexMed specified on the statement, the reasonable cost of such examination shall be borne by Lotus or such Affiliate or sublicensee.

    4.08 LATE PAYMENTS. Except as otherwise determined under Section 4.03 hereof, any amount which is not paid when due hereunder shall bear interest in Dollars at the published prime rate of Citibank, N.A., New York, New York as in effect from time to time plus three percent.

                               V. CONFIDENTIALITY

    5.01  INFORMATION SHARING; CONFIDENTIALITY.

         (a) During the term of this Agreement, each party shall promptly furnish (and shall cause its Affiliates and/or sublicensees, if any, promptly to furnish) to the other any information concerning safety or utility of the Licensed Product, including adverse or unexpected side effects, injury or other events associated with uses, studies, investigations or tests of the Licensed Product, whether or not such party is required to report such events to regulatory authorities and whether or not such event is determined to be attributable to the Licensed Product.

         (b) Lotus recognizes that the Proprietary Information constitutes highly valuable, proprietary, confidential information. Lotus agrees that during the term of this Agreement and thereafter it will keep confidential, and will cause its Affiliates, officers, employees, consultants and agents to keep confidential, all Proprietary Information. Lotus shall disclose, or permit any of its Affiliates, officers, employees, consultants and agents to disclose, Proprietary Information to any other Person nor use the same for any purpose except as set forth in this Section 5.01 or as otherwise expressly permitted in this Agreement or in a separate written agreement with the other party or as reasonably required in good faith for the registration and commercialization of the Licensed Product.

         (c) Lotus agrees that any dissemination of Proprietary Information to any of its Affiliates or to any officer, employee, consultant or agent of it or any of its Affiliates shall be made only if necessary to carry out the purposes set forth herein and shall be limited to the maximum extent possible consistent with such purposes. Lotus shall take such action, and each will cause its Affiliates, officers, employees, consultants and agents to take such action, to preserve the confidentiality of the Proprietary Information as it would customarily take in order to preserve the confidentiality of other valuable proprietary information owned by it, including advising all such Persons of the confidentiality obligations set forth herein.

         (d) The restrictions contained in paragraphs (b) and (c) of this
Section 5.01 shall not apply to any Proprietary Information that:

              (i) is, at the time of its disclosure to Lotus, generally available to the public or otherwise part of the public domain or, as evidenced by written records of Lotus, is otherwise previously known to Lotus;

              (ii) becomes generally available to the public or otherwise part of the public domain after its disclosure to Lotus through no act or omission of Lotus or any other person owing an obligation of confidentiality to either party hereto; or

              (iii) is required to be disclosed by any court or governmental agency having proper jurisdiction, provided that NexMed is first given an adequate opportunity to seek a protective order or similar limits on further disclosure.

    5.02 PUBLICITY. Neither party shall make any disclosure regarding the existence of this Agreement nor the research hereunder except with the prior consent of the other party to the text of the proposed disclosure, which consent shall not be unreasonably withheld, unless the failure to make such disclosure would (in the opinion of counsel to the disclosing party) place such party in violation of applicable law, in which case prior notice of such disclosure shall be given to the other party to the extent reasonably possible.

    5.03 PUBLICATION. The parties recognize the traditional right of all scientists to publish and present promptly the results of their research. Notwithstanding anything to the contrary contained in this Article V, the results obtained in the course of the Pre-Clinical Development Program or the Clinical Trials Program may be submitted for publication by Lotus, but only following notice to and approval by NexMed in its sole discretion. Lotus shall not publish information without first providing NexMed with at least thirty (30) days prior notice of all results and information intended to be published. NexMed shall act as expeditiously as practicable following such notice, and shall notify Lotus promptly of its determination. If NexMed does not approve such publication, such results and information shall continue to be subject to the other provisions of this Article V.

                           VI. MANUFACTURE AND SUPPLY

    6.01 RIGHT TO MANUFACTURE. Subject to the limitations contained in Sections 3.03 and 6.02 hereof, Lotus shall have the Exclusive right (with the right to grant sublicenses) to manufacture and supply the Licensed Product in the Territory. Lotus shall comply with the requirements, good manufacturing practices and specifications for the manufacture and use of such Licensed Product promulgated by the Regulatory Agency in the Territory where such Licensed Product is to be manufactured or sold.

    6.02 COMPONENT SUPPLY. Notwithstanding the rights granted in Section 6.01, NexMed shall have the right to manufacture and sell to Lotus in the Territory certain ingredients of the Licensed Product. NexMed shall sell to Lotus and Lotus shall purchase from NexMed the Penetration Enhancement Ingredients for the manufacture of the Licensed Product at a price equal to NexMed's full costs associated with production of the Penetration Enhancement Ingredient plus 25% thereof. In addition, Lotus shall purchase from NexMed the active ingredient, Compound A, at a price equal to NexMed's full costs (no profits) delivered CIF Taiwan.

    6.03 CHANGES IN REGULATIONS. Each party shall promptly and fully advise the other of any new regulations, instructions or specifications required by any Regulatory Authority in the Territory of which such party becomes aware. Lotus agrees that the Licensed Product will, upon delivery to the carrier designated by customers, be in conformity with said product regulations, instructions and specifications and will not be adulterated or misbranded.

    6.04 QUALITY DISPUTES. NexMed shall have the right to inspect the manufacturing facilities of Lotus and review Lotus's procedures and to take samples of the Licensed Product manufactured by Lotus. If Lotus becomes aware that any quantity of a Licensed Product does not comply with Sections 6.01 or
6.03 hereof, Lotus shall promptly notify NexMed thereof. NexMed shall be provided a sample of the suspect Licensed Product upon request. Within sixty
(60) days of receipt thereof, NexMed shall report to Lotus in writing of the fact and extent of the non-compliance. Lotus shall have sixty (60) days from the receipt of said report to replace the non-complying Licensed Product by shipping replacement products which are in compliance with Sections 6.01 and 6.03, or to report that it considers that the original Licensed Product did comply with Sections 6.01 and 6.03, in which case the parties shall use their best efforts to resolve any dispute.

                           VII. TERM AND TERMINATION

    7.01 TERM. (a) The term of this Agreement shall commence on the date hereof and shall continue, unless terminated in accordance with the subsequent paragraphs of this Article VII, for a period of ten (10) years following the Approval Date.

         (b) Lotus may relinquish any or all of the rights granted to it hereunder to make, sell or use a Licensed Product in the Territory at any time, by giving to NexMed written notice of its desire to do so at least 180 days prior to the date on which Lotus desires such right to be terminated. Such relinquishment will not release Lotus from any obligation to make payments that have accrued prior to the effective date of relinquishment of such rights and Lotus shall have no right to seek reimbursement of any amounts paid prior to such relinquishment. All rights relinquished with respect to the Territory will return exclusively to NexMed.

    7.02 EVENTS OF TERMINATION. If any of the following events shall occur and be continuing, such event shall constitute an event of termination ("Event of Termination"):

         (a) If any representation or warranty by a party hereto contained in this Agreement shall prove to have been incorrect in any material respect when made or deemed made.

         (b) If a party shall fail to pay any amount when due hereunder or shall otherwise default in any material respect in the performance or observance of any term, covenant or provision contained in this Agreement or any of the other documents or instruments delivered pursuant to, or concurrently with, this Agreement, and any such other default shall remain unremedied for 30 days after written notice thereof to the defaulting party from any other party with a copy to the other party. The foregoing notwithstanding, no such other default shall constitute an Event of Termination until 60 days after such notice, if the defaulting party shall undertake throughout such 60-day period a reasonably diligent effort to remedy such failure, provided, however that if by its nature such failure cannot be cured, such failure shall constitute an Event of Termination immediately upon occurrence.

         (c) If this Agreement shall, at any time hereafter and for any reason, cease to be in full force and effect, or shall be declared null and void, or the validity or enforceability of this Agreement shall be successfully contested by a party hereto or successfully contested by any other Person.

         (d) Because each party acknowledges that the services to be rendered by the other are personal in nature, inasmuch as the respective capabilities of the parties hereto are uniquely valuable, and that the determination to enter into this Agreement was based upon the unique ability of the other party to fulfill its respective obligations hereunder, if

              (i) such party shall make an assignment for the benefit of creditors, file a petition in bankruptcy, petition or apply to any tribunal for the appointment of a custodian, receiver or any trustee for it or a substantial part of its assets, or shall commence any proceeding under any bankruptcy, reorganization in bankruptcy or the equivalent, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect;

              (ii) there shall have been filed any such petition or application against such party, or any such proceeding shall have been commenced against it, in which an order for relief is entered or which remains undismissed for a period of 30 days or more; or

              (iii) such party by any act or knowing failure to act shall indicate its consent to, approval of or acquiescence in, any such petition, application or proceeding or order for relief or the appointment of a custodian, receiver or any trustee for it or any substantial part of any of its properties, or shall suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of 30 days or more.

    7.03  TERMINATION.

         (a) Upon the occurrence of any Event of Termination set forth in
Section 7.02, the party not responsible for such Event of Termination shall have the following rights, (i) if the responsible party is NexMed, Lotus may, by written notice to NexMed, relinquish its rights and terminate its future obligations under this Agreement; (ii) if the responsible party is Lotus, NexMed may, by written notice to Lotus terminate Lotus's rights under this Agreement.

         (b) No termination or expiration of this Agreement shall affect any obligation of any party which arose prior to the effective date of such termination with respect to monies owed or to confidential information. The right of any party to terminate this Agreement as hereinabove provided shall not be affected in any way by its waiver of or failure to take action with respect to any previous default.

    7.04 LOTUS FAILURE TO MARKET. NexMed shall have the unilateral right to terminate this Agreement, and to obtain transfers to it of all rights of Lotus to any contracts for investigational or clinical trial work, results of any such work, Applications for Approval and regulatory approvals if the Regulatory Authority in the Territory has granted marketing approval but either (A) no detailed marketing plan (including estimated market size, projected sales and projected advertising and promotion budgets) for such Territory has been prepared and delivered to NexMed within six (6) months, or (B) Lotus has not commenced implementation of such marketing plan in the Territory within twelve
(12) months; provided, however, that any such termination under this clause (a) shall only be effective thirty (30) days after notice to Lotus thereof.

    7.05 EFFECTS OF TERMINATION OR EXPIRATION. (a) Upon termination of this Agreement by NexMed for breach by Lotus,

         (i) Lotus shall immediately cease to have any right to sell, exploit or in any way deal with or in the Licensed Product or to use any NexMed Know-How or Proprietary Information or to use any trademarks or names associated with the Licensed Product and all royalties and other payments theretofore accrued shall become due and payable immediately to NexMed and such termination shall be without prejudice to any rights which NexMed may otherwise have against Lotus.

         (ii) Lotus shall deliver to NexMed, as soon as practicable and within thirty days after receipt of notice of termination or the happening of the event which terminates this Agreement where no notice is required, a report indicating the quantity and description of Licensed Product on hand, on order, or in the course of manufacture as of the date of expiration or termination. NexMed shall have the right to conduct a physical inventory of Lotus's premises (and those of its sublicensees) to ascertain or verify such final report. In the event Lotus or such sublicensee refuses to permit NexMed to conduct such physical inventory, NexMed shall retain all legal and equitable rights that it may have in the premises.

         (iii) All rights granted to Lotus hereunder shall forthwith revert to NexMed, and all rights granted by Lotus under any sublicense shall forthwith terminate. NexMed shall be free to license others in connection with the manufacture, sale and distribution of the Licensed Product licensed hereunder, and Lotus and each sublicensee shall refrain from further use, manufacture, sale or distribution of the Licensed Product or any product derived from the Licensed Product. Lotus acknowledges that its (or its Affiliate's or sublicensee's) failure (except as otherwise provided herein) to cease the use, manufacture, sale or distribution of the articles covered by this Agreement or any class or category thereof at the termination of this Agreement will result in immediate and irremediable damage to NexMed and to the rights of any subsequent licensee. Lotus acknowledges and admits that there is no adequate remedy at law for such failure to cease, use, manufacture, sale or distribution, and Lotus agrees that in the event of such failure NexMed shall be entitled to equitable relief by way of temporary and permanent injunctions and such other further relief as any court with jurisdiction may deem just and proper. Each sublicense hereunder shall contain termination provisions substantially identical to this Article VII.

         (iv) Lotus shall forthwith deliver to NexMed (and shall cause each sublicensee to deliver) all reports, memoranda, drawings, data, flow sheets and other documents and all copies thereof theretofore furnished by NexMed to Lotus or which contain or describe any Proprietary Information and shall take all actions necessary to assign or cause to be assigned to NexMed all of Lotus's rights with respect to all contracts for work, results, filings, Applications for Approval made by it or on its behalf with and approvals granted by any Regulatory Authority.

         (b) In the event of a wrongful termination by NexMed or breach by NexMed of a material obligation to Lotus under this Agreement, Lotus shall have the right to recover damages directly and proximately caused by such wrongful termination or breach.

         (c) The confidentiality provisions of Section 5.01 shall survive any termination of this Agreement.

                      VIII. INDEMNIFICATION AND INSURANCE

    8.01 INDEMNIFICATION. For purposes of this Section 8.01, "Indemnified Parties" refers to NexMed, its officers, directors, employees and agents.

          (a) Lotus, as indemnitor, on behalf of itself and its officers, directors, employees, agents and representatives (including its sublicensees and distributors, and contractors undertaking work in the Pre-Clinical Development Program or the Clinical Trials Program) shall indemnify and hold harmless the NexMed Indemnified Parties and each of them from any and all liability arising out of any suit, action, legal procedures, claim or demand of whatever kind or character based upon (i) a claim or occurrence arising from the Clinical Trials Program, or any aspect of the Pre-Clinical Development Program undertaken by Lotus, or the manufacture or sale of the Licensed Product; or (ii) any breach of any representation, warranty or agreement made by Lotus hereunder.

         (b) Anything to the contrary in this Article VIII notwithstanding, Lotus shall not be obligated to indemnify an Indemnified Party for acts of negligence or willful misconduct or for any violation of any warranty, representation or agreement made by such Indemnified Party, hereunder.

    8.02  SCOPE OF INDEMNIFICATION.

         (a) The agreement to indemnify and hold harmless from liability set forth herein shall include, without limitation, all damages of every kind, reasonable attorney fees, all costs and expenses which may be levied against and out-of-pocket costs incurred by the Indemnified Parties in connection with any suit, action, legal proceeding, claim or demand.

         (b) Compliance by Lotus with the insurance provision of this Agreement shall not relieve Lotus from liability under this indemnity provision.

         (c) Lotus acknowledges and hereby agrees that the obligations set forth in this Section 8.02 shall survive the termination or expiration of this Agreement for a period of eight years.

         (d) The Indemnified Parties will cooperate with Lotus at Lotus's expense in the defense of any suit. Lotus shall be liable for any costs resulting from any settlement made without its consent.

    8.03 INSURANCE. Lotus hereby agrees to name NexMed as an additional insured with respect to Compound A and the Licensed Product to the same extent that it maintains product liability insurance with respect to any product or compound it sells. If such insurance is obtained, such insurance policy shall provide that it may not be canceled or amended by the insurer in a manner which restricts coverage applicable to this Section 8.03 without at least 30 days written notice to NexMed. Lotus shall furnish NexMed a Certificate of Insurance including a specimen copy of the additional insured endorsement within 30 days after the date of this Agreement.

                                IX. IMPROVEMENTS

    If NexMed, on the one hand, or Lotus and/or its Affiliates and sublicensee(s), on the other hand, develop or acquire Know-How relating to the manufacture, use or sale of the Licensed Product, or make Licensed Product improvements or process improvements, all such additional Know-How and improvements shall be assigned to and be the property of NexMed. Such additional Know-How and improvements shall be promptly transferred and/or communicated to NexMed and shall become part of the NexMed Know-How, and by the provisions hereof shall be licensed to Lotus for use in the Territory in connection with the Licensed Product hereunder without further or additional royalty.

                                 X. TRADEMARKS

    The parties hereto shall mutually select the name(s) or trademarks to be used by Lotus in connection with sales of the Licensed Product. Such trademarks shall be registered in the name of NexMed as the owner thereof. NexMed hereby licenses such trademarks to Lotus, for so long as this Agreement is in effect, solely for use in connection with the Licensed Product without further or additional royalty. NexMed shall have the right to approve in advance all uses of the marks, including packaging, advertising and marketing materials using the marks. Lotus hereby agrees to maintain such trademarks and to take any and all actions necessary to protect NexMed's rights in the trademarks.

                    XI. WARRANTIES AND LIMITATIONS ON RIGHTS

    11.01 WARRANTIES. Each of the parties hereto hereby represents and warrants to the other party that, as of the date hereof: (a) such party has all the requisite resources, power and authority to execute, deliver and perform this Agreement; (b) the terms of this Agreement are not inconsistent with any other contractual and/or legal obligations such party may have, or with such party's policies or the policies of any entity with which such party is associated; (c) such party has not engaged and shall not engage in any act inconsistent with this Agreement, particularly that would allow any third party, including any government or government agency, to acquire, own or possess any right or interest inconsistent with the other party's rights under this Agreement; and (d) this Agreement has been duly authorized and, when executed and delivered by such party, shall constitute a legal, binding obligation, enforceable against such party, according to its terms.

    11.02 LIMITATION ON WARRANTIES. NexMed has not received any notice that Compound A, the Penetration Enhancement Ingredients, or the Licensed Product (a) are not novel entities or (b) infringe the patent rights of others.

    11.03 DISCLAIMER. Lotus and NexMed each understands that neither party can guarantee the reliability of its research findings and conclusions, and therefore, except as expressly set forth in this Agreement, NEITHER PARTY HAS MADE OR MAKES ANY GUARANTEES AND EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, EXCEPT AS EXPRESSLY PROVIDED HEREIN. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF DESIGN, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR THAT ANY LICENSED PRODUCT IDENTIFIED WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK, OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY INDEPENDENT THIRD PARTY. FURTHER, THERE ARE NO OTHER EXPRESS OR IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING, USAGE OR TRADE PRACTICES OR OF ANY OTHER KIND.

    11.04 LIMITATIONS ON RIGHTS. Nothing in this Agreement shall be construed as:

         (a) conferring rights to use in advertising, publicity, promotional or sales literature the name of the other party without the prior written consent of the other party in each instance; or

         (b) granting, by implication, estoppel, or otherwise as a result of either this Agreement, any activities hereunder or the relationship of the parties, any license, title, ownership or other rights to the other party's Confidential Information or under patents or know-how of the other party except as necessary to accomplish the purposes of this Agreement or except as explicitly provided herein.

    Each party acknowledges that by virtue of this Agreement it acquires only such rights as set forth under the terms and conditions of this Agreement.

                               XII. MISCELLANEOUS

    12.01 NOTICES. All notices required or permitted hereunder shall be transmitted, or at least immediately affirmed, in writing by facsimile, followed by confirmation of that facsimile either by registered or certified mail, postage prepaid, return receipt requested, or by overnight courier, addressed as follows, or to such other address as may be designated from time to time by notice given by the respective party:

    If to Lotus: Lotus Medical Supply, Inc.
                 7F-I, No.200 Fu-Hsing S. Road, Section 1
                 Taipei, Taiwan
                 R.O.C.
                 Telephone No.: 886-2-778-5188
                 Facsimile No.: 886-2-778-2798

    If to NexMed: NexMed International Limited
                  Unit 3001, 30F
                  #9 Queen's Road Central
                  Hong Kong
                  Telephone No.: 852-2537-2206
                  Facsimile No.: 852-2865-6055

    12.02 INDEPENDENCE OF PARTIES. The status of each party under this Agreement is that of an independent contractor, and neither party has the right or authority to assume or create any obligation, accept legal process, make commitments, incur any charges or otherwise bind or act on behalf of the other or limit the other in any manner whatsoever, except as expressly stated herein. Neither this Agreement nor any act hereunder shall be construed as constituting the foundation of a partnership, association, agency, joint venture or any other entity.

    12.03 NO THIRD-PARTY BENEFICIARIES. No person or entity not a party to this Agreement, including any employee of any party to this Agreement, shall have or acquire any rights by reason of this Agreement, nor shall any party have any obligations or liabilities to such person or entity by reason of this Agreement.

    12.04 NO WAIVER. Failure by either party to enforce, or delay in exercising, or partial exercise of any covenants or rights or remedies under this Agreement shall not be deemed or construed as a waiver of such rights nor shall a waiver by either party in one or more instances be construed as constituting a continuing waiver or as a waiver in other or subsequent instances.

    12.05 ENTIRE AGREEMENT. This Agreement constitutes the complete and entire understanding between the parties with licenses conveyed hereunder, superseding and replacing all prior oral or written agreements, communications, representations, proposals, or negotiations specifically relating to the activities hereunder and subject matter hereof. No change or addition to or variation or amendment of this Agreement, nor any cancellation or waiver of any of the terms or provisions hereof, nor any alteration or modification of any of the terms and conditions hereof, shall be effective or valid and binding on either party unless in writing and signed by a duly-authorized representative of the party against which the provision is applied.

    12.06 ARBITRATION. (a) Solely for the purposes of determining governing law and jurisdiction, the parties acknowledge and agree that this Agreement constitutes a contract pertaining to a transaction covering in the aggregate not less than $1,000,000 This Agreement is made and delivered in New York and shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York.

         (b) In the event of any dispute under this Agreement, whether as to the validity, construction, enforce-ability or performance of this Agreement or any of its provisions or otherwise, both parties shall endeavor to settle such dispute amicably between themselves. In the event that the parties fail to agree, such dispute shall be settled by arbitration. Said arbitration shall be conducted in the New York County, New York, in accordance with the rules then obtaining of the American Arbitration Association with one arbitrator. The award of the arbitrator shall be final and binding upon the parties and enforcement thereof may be obtained in any court of competent jurisdiction. The unsuccessful party to such arbitration shall pay to the successful party all costs and expenses, including reasonable attorney's fees incurred therein by such successful party.

    12.07 HEADINGS. Article and Section headings are inserted in this Agreement for convenience of reference only and no construction, meaning, interpretation or inference shall be derived from them.

    12.08 GOVERNMENTAL COMPLIANCE AND EFFECT OF INVALIDITY. This Agreement and performance hereunder is subject to the restrictions, limitations, terms and conditions of all applicable governmental regulations, approvals and clearances. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect, for any reason, that invalidity, illegality or unenforceability shall not affect any other term or provision hereof, and this Agreement shall be interpreted as if such term or provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein, with the other provisions of this Agreement remaining in force.

    12.09 ASSIGNABILITY. This Agreement and the rights, obligations, privileges, and interests hereof may not be assigned by either party, except that either party may assign this Agreement and rights and interests, in whole or in part, (i) to any of its Affiliates or (ii) with the consent of the other party, which consent shall not be unreasonably withheld, to any purchaser of all or substantially all of its stock or assets of such party or to any acquirer or successor corporation resulting from any merger or consolidation with or into such successor corporation.

    12.10 SUCCESSION. This Agreement and the rights and obligations granted and undertaken hereunder shall be binding upon and inure to the benefit of the parties hereto, and their permitted assign(s), successor(s), trustee(s) or receiver(s) in bankruptcy.

    12.11 GOVERNMENT COMPLIANCE. NexMed and Lotus shall comply with all supranational, federal, state, and local laws, ordinances and regulations applicable to the shipment, handling, storage, testing, use, development, sale and/or disposal of any compound hereunder.

    12.12 FORCE MAJEURE. If either party shall be delayed, interrupted in or prevented from the performance of any obligation hereunder by reason of Force Majeure including fire, flood, other natural disasters, war (declared or undeclared), public disaster, strike or labor differences, governmental enactment, rule or regulation, or any other cause beyond such party's control, such party shall not be liable to the other therefor; and the time for performance of such obligation shall be extended for a period equal to the duration of the contingency which occasioned the delay, interruption or prevention. The party invoking such Force Majeure rights of this paragraph must notify the other party within a period of 15 days after the first and the last day of the Force Majeure unless the Force Majeure renders such notification impossible, in which case notification will be made as soon as possible. If the delay resulting from the Force Majeure exceeds six months, the party not invoking the Force Majeure rights may terminate the contract in accordance with the conditions stipulated in this Agreement.

    12.13 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, authorized representatives of the parties have duly executed this Agreement in duplicate.

                          NEXMED INTERNATIONAL LIMITED


                          By: /s/ T. Joseph Mo, Ph.D.
                             -------------------------
                             Name: Y. Joseph Mo, Ph.D.
                             Title: Managing Director



                           LOTUS MEDICAL SUPPLY, INC.


                           By: /s/ Tong-Ho Lin
                               ------------------------
                               Name: Tong-Ho Lin
                               Title: General Manager